Exhibit (a)(5)(H)

This transcript is an English translation of remarks made by Paul Stoffels at the extraordinary general meeting of Shareholders 2010.  The translation was given by an interpreter (provided by Crucell) for the live English webcast of such meeting.

Paul Stoffels:  Thank you.

Paul Stoffels:  Chairman, ladies and gentlemen.  First of all, I'd like to apologize, I have a flu and that may be a bit of an obstacle, while speaking to you and there is no vaccine, nor any medicine for that disease so far.  Thank you for giving me the opportunity to speak to you.

My name is Paul Stoffels, I am the Global Head of Research and Development at Johnson & Johnson and I'm here to give you a short presentation about Johnson & Johnson.  And, to tell you why we think that this transaction is good for Crucell’s stakeholders and why it is so important for patients all over the world.

My perspective is not just that of a pharmaceutical professional but, I'm also standing here as an individual, with a passion for improving medical care across the world [inaudible] entrepreneuring innovations.  Let me present myself to you, I was trained as a doctor and have worked for more than 20 years in biotechnology and the pharmaceutical sector with infectious diseases and particularly HIV and AIDS as a specialization.

I had the privilege of starting my career under Dr. Paul Janssen the founder of Janssen Pharmaceutica in Belgium and worked for four years in Africa. In 1997 I moved over to Tibotec Virco and became its CEO.

Tibotec was a relatively small technology based Research Company, which focused on research and development of new medicines and diagnoses for HIV, AIDS and other infectious diseases.  In 2002, Tibotec Virco was taken over by Johnson & Johnson. Together with my team, J&J enabled us to continue fully with our antiviral research and development.

And, today I can tell you that we are an important market party in the treatment of AIDS and HIV and Hepatitis C.  I don't know how many of you know what Johnson & Johnson is, so let me tell you about that company.  Johnson & Johnson has its head office in New Jersey close to New York and was created in 1886.

So, next year we shall be celebrating our 125th anniversary.  We are a global leader in health care, having more than 250 operating companies in 60 countries.  We sell products in over 175 countries and have more than 114,000 employees.  We have a broad base in health care, with three divisions: consumer care, medical instruments and diagnostics and pharmaceutical products.

In our pharmaceutical products division, we have more the 34,000 employees worldwide.  Our pharmaceutical company focuses on five therapeutic areas: neurology and psychiatric disease, heart diseases and metabolism, immunity diseases, infectious diseases and oncology.

Within each of these areas, we focus most of all on ailments for which no sufficient or adequate medicines exist as yet.  Our target is to make new and distinguishing medicines for patients all over the world.  Within our company we combine our own research with [Crucell] innovation by means of joint ventures but, also takeovers.

Johnson & Johnson has a history of successful takeovers with remarkable successes recently in this region, I already mentioned Tibotec but, another example is Centocor, which Ronald also referred to, which also has its offices in Leiden.

This takeover enabled Centocor to grow within J&J and develop and market new medicines in the area of immune diseases. At the same time J&J could establish a new growth platform in the area of biotechnology. Our recently realized philosophy keeps giving us the possibility of combining the best from biotechnological innovation with, within specialized company with our scope infrastructure and capabilities.

J&J has a long history in absorbing companies within its organization, not only concerning, which is not only benefits to research and the platform but, also development of talent and leadership.  Various people from Tibotec and Centocor now have a top position within J&J.

Finally, J&J has the financial basis to enable newcomers within its family to move through the long development and regulatory processes in a good way, which are required to market new products.  Last year, we started strategic cooperation with Crucell [for] the discovery, development and marketing of antibodies and vaccines against influenza and other ailments.

This cooperation not only led to good scientific results but, on top of that, we prove to have a shared vision and passion for worldwide health care and a very similar culture of leadership and science.  We are convinced that the potential takeover of Crucell fits within J&J strategically and that we will be giving Crucell an excellent opportunity of moving into the next phase of growth and success, as has happened with the Tibotec and Centocor before.

This takeover would enable J&J to obtain a growth platform in vaccines faster than would be possible by means of a combination of our autonomous growth and joint ventures or licenses.  Also, this enables us to enter the area of preventive medicine, Johnson & Johnson's infrastructure, development expertise in the area of regulations and our worldwide scope would offer Crucell the possibility of realizing its full potential.

This transaction can also be beneficial to all the people who require health solutions, which fits within the vision Johnson & Johnson and Crucell have in common in commitment to improving the lives of people all over the world.  J&J has made a complete and fair bid for taking over Crucell, which, we expect will be beneficial to all stakeholders and about which we have reached an agreement with the Board of Management and the Supervisory Board.  This is a possibility of growth for us. We want to create a health platform and a fast growing sector of preventive care. Therefore it is our intention that after the transaction has been completed, Crucell should become the vaccine center within J&J.

J&J expects that it will maintain Crucell's plants and will keep in place the senior management and largely maintain the current staff.  We hope to expand the excellent platforms for vaccines with the scientific and technological know-how and capabilities and the talent of Crucell's management and employees.  We are convinced that all staff -- stakeholders including shareholders, employees and local community will benefit from this takeover.

And, most of all this new step will benefit those people who require new vaccines and health solutions.  Healthcare is a business from a financial perspective, which has a high risk profile and any company in this sector will meet strategic points in its life cycle, where strong investments are needed to enable further growth.

As you have seen, during Ronald's presentation, Crucell has reached that stage.  A relatively small company, with a successful track record but, operating in very competitive worldwide market. Crucell will be faced and has been faced with the necessity to make significant investments in order to expand and develop its pipeline, which is associated with large risks.  Johnson & Johnson possesses as the infrastructure, the means and the scope to enable Crucell to realize its potential and intends to do so.

And lastly, life sciences community is essential to the economic powers of The Netherlands and Leiden.  Johnson & Johnson’s bid would give shareholders a significant premium and at the same time, scientific expertise and important jobs for The Netherlands and the Leiden region, region will be kept in place with Crucell, Centocor and [Mentor].

We would become one of the largest private employers in the region.  J&J's plants are managed in accordance with the highest environmental standards and we are willing to invest in local activities and charities.  We intend to maintain Crucell's head office in Leiden.  We have the intention with our investment of maintaining the scientific expertise and the workforce and perhaps even increase it.

And, that by further support Leiden is an important center for biotechnology in The Netherlands.  We expect that Crucell will maintain its entrepreneurial culture, which has produced the current innovation and growth.  I'll tell you about my trip, my experience in HIV and AIDS research via Tibotec in Africa.

Since the takeover of 2002, Tibotec has developed the two new HIV medicines, antiretroviral for the experts, which also have been marketed globally with much success via J&J's network. Based on these two, plus a third, antiretroviral, which has been registered with Tibotec and thereby Johnson & Johnson, have shown to be world leader in the area of HIV and AIDS.

Our investment in Tibotec research and pipeline have ensured that Tibotec is now ready also to become a leader in the area of Hepatitis C. This would never have been possible without the support of Johnson & Johnson.  It is now 20 years since the first HIV cases produced themselves, and the landscape for HIV patients has changed dramatically.

Through the R&D of many thousands of scientists in academic centers, biotechnology companies and large pharmaceutical companies like Johnson & Johnson, who are willing to invest in this area, HIV has now become a chronic but, manageable disease for many.  The progress in the area of HIV medication has saved thousands of lives.

That is an excellent feeling, this is what we face and that's what we intend to develop at Crucell as well.  I can refer to the case of a man who, which I met five, six years ago in a sorry state and if everything goes well he will be able to participate in active life for many years to come.

This is the type of innovation where science has an enormous impact on people and that is what we stand for, we create new medicines where there is a real medical need and we create medicines for the world and Johnson & Johnson has enabled me and my team to make the know-how that we had in our company available worldwide, which of course results in revenues, which are used to finance further research.

That's what we intend to do with Crucell as well to develop Crucell as a center of vaccines for Johnson & Johnson and to make these products available to the entire world, vaccines which will be transformational for the world as a whole.  In summary, in our view Johnson & Johnson has made a complete and fair bid for taking over Crucell.

We are persuaded that for all stakeholder including shareholders, patients, partners, employees and the local community, this is a good step.  We are a world leader with required infrastructure, resources and scope to further support Crucell during its further development.  We are also convinced that this transaction is a good strategic move for Johnson & Johnson as well as Crucell and that we will be giving Crucell an excellent possibility of realizing the next phase of its growth and success.  Moreover, we are convinced that everyone will benefit from these new vaccines and health solutions.  Finally, let me thank all of you including investors who have enabled Crucell to develop successfully to become the beautiful company that it now is, by investing in research and development and the excellent people who work here. We're thankful for this opportunity to present ourselves to you and we very much appreciate your support.  Thank you.